UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                           ARMSTRONG HOLDINGS, INC.
                           ------------------------
                               (Name of Issuer)


                    Common Stock, $1.00 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)


                                  042384107
                                  ---------
                                (CUSIP Number)


                              December 15, 2004
                              -----------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule is filed:

                               [ ] Rule 13d-1(b)

                               [X] Rule 13d-1(c)

                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                               Page 1 of 9 Pages
                             Exhibit Index: Page 8

                                 SCHEDULE 13G

CUSIP No.: 042384107                                           Page 2 of 9 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL MANAGEMENT, LLC
.................................................................................
2.      Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization          Delaware
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          2,959,500
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     2,959,500
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,959,500
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares   (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         7.3% based on 40,668,890 shares outstanding as of October 19, 2004.
.................................................................................
12.      Type of Reporting Person:

         OO


                                 SCHEDULE 13G

CUSIP No.: 042384107                                           Page 3 of 9 Pages
.................................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL GP, LLC
.................................................................................
2.      Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
.................................................................................
3.       SEC Use Only
.................................................................................
4.       Citizenship or Place of Organization          Delaware
.................................................................................
Number of          5.     Sole Voting Power            None
Shares             .............................................................
Beneficially       6.     Shared Voting Power          2,959,500
Owned by Each      .............................................................
Reporting          7.     Sole Dispositive Power       None
Person With        .............................................................
                   8.     Shared Dispositive Power     2,959,500
.................................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,959,500
.................................................................................
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
         Instructions)

         [  ]
.................................................................................
11.      Percent of Class Represented by Amount in Row (9)

         7.3% based on 40,668,890 shares outstanding as of October 19, 2004.
.................................................................................
12.      Type of Reporting Person:

         OO

                                                               Page 4 of 9 Pages

Item 1(a).     Name of Issuer:

               Armstrong Holdings, Inc. (the "Issuer)

Item 1(b).     Address of Issuer's Principal Executive Offices:

               P.O. Box 3001, Lancaster, PA 17604

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Glenview Capital Management, LLC ("Glenview Capital Management"); and

               ii) Glenview Capital GP, LLC ("Glenview Capital GP");

               This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L. P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"),
Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), and GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"). Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, and GCM Little Arbor Master Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund and GCM Little Arbor Master Fund. Glenview Capital GP is the general partner of Glenview Capital Partners and Glenview Institutional Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund and GCM Little Arbor Master Fund.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The  address   of  the  principal  business  office  of  each  of
Glenview Capital Management and Glenview Capital GP is 399 Park Avenue, Floor 39, New York, New York 10022.

Item 2(c).     Citizenship

               i) Glenview Capital Management is a Delaware limited liability company; and

               ii) Glenview Capital GP is a Delaware limited liability company.

Item 2(d).     Title of Class of Securities:

               Common Stock, $1.00 par value per share (the "Shares")

Item 2(e).     CUSIP Number:

               042384107

                                                               Page 5 of 9 Pages

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

             This Item 3 is not applicable.

Item 4.      Ownership:

Item 4(a).   Amount Beneficially Owned:

             As of December 27, 2004, each of the Reporting Persons may be deemed to be the beneficial owner of 2,959,500 Shares. This amount consists of: (A) 283,600 Shares held for the account of Glenview Capital Partners; (B) 1,737,200 Shares held for the account of Glenview Capital Master Fund; (C) 817,200 Shares held for the account of Glenview Institutional Partners; and
(D) 121,500 Shares held for the account of the GCM Little Arbor Master Fund.

Item 4(b).   Percent of Class:

             The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 7.3% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 40,668,890 Shares outstanding as of October 19, 2004).

Item 4(c).   Number of Shares of which such person has:

Glenview Capital Management and Glenview Capital GP:
----------------------------------------------------
(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          2,959,500

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             2,959,500

Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

                                                               Page 6 of 9 Pages

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2004                      GLENVIEW CAPITAL MANAGEMENT, LLC


                                             By: /s/ Lawrence M. Robbins
                                                 -----------------------------
                                             Name:   Lawrence M. Robbins
                                             Title:  Chief Executive Officer

Date: December 27, 2004                      GLENVIEW CAPITAL GP, LLC


                                             By: /s/ Lawrence M. Robbins
                                                 -----------------------------
                                             Name:   Lawrence M. Robbins
                                             Title:  Chief Executive Officer

                                                               Page 8 of 9 Pages


                                 EXHIBIT INDEX


Ex.                                                                   Page No.
---                                                                   --------

A.   Joint Filing Agreement, dated December 27, 2004, by and
     among Glenview Capital Management, LLC and Glenview
     Capital GP, LLC........................................                   9

                                                               Page 9 of 9 Pages

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

        The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Armstrong Holdings, Inc. dated as of December 27, 2004 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: December 27, 2004                      GLENVIEW CAPITAL MANAGEMENT, LLC


                                             By: /s/ Lawrence M. Robbins
                                                 -----------------------------
                                             Name:   Lawrence M. Robbins
                                             Title:  Chief Executive Officer

Date: December 27, 2004                      GLENVIEW CAPITAL GP, LLC


                                             By: /s/ Lawrence M. Robbins
                                                 -----------------------------
                                             Name:   Lawrence M. Robbins
                                             Title:  Chief Executive Officer